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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

ActivCard S.A.
(exact name of registrant as specified in its charter)

6623 Dumbarton Circle
Fremont, California 94555
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

Forward-looking Statements

        This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: our ability to achieve profitability, uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology, dependence on intellectual property rights, and our ability to integrate acquired businesses, products or technologies. Investors are directed to the most recent ActivCard S.A. annual report on Form 20-F, available from the company without charge, for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

        This Form 6-K includes the issuer's notice of Ordinary and Extraordinary General Meeting of Shareholders to be held June 27, 2002 at 2:00 p.m. in Paris, France.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2002

ActivCard, S.A.

	By:	/s/ BLAIR GEDDES
	Name:	Blair Geddes
	Title:	Chief Financial Officer

ACTIVCARD S.A.
with a share capital of Euros 40,159,514
Registered office: 24/28 avenue du Général de Gaulle
92156 Suresnes—France
341 213 411 Nanterre RCS

Dear Shareholder,

We are pleased to inform you that the Board of Directors of ActivCard SA resolved to convene the shareholders of the Company to attend an Ordinary and Extraordinary Shareholders' Meeting on June the 27th 2002 at 2:00 p.m. at the hotel Royal Parc de Seine at 6 rue Chevreul—92150 SURESNES, to deliberate on the following agenda:

Ordinary General Meeting

•
Report of the Board of Directors, presentation of the annual statutory accounts for the fiscal year ended December 31, 2001.

•
Approval of the annual statutory accounts for the fiscal year ended December 31, 2001, discharge to Directors.

•
Allocation of financial results for the fiscal year ended December 31, 2001.

•
Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce.

•
Renewal of the term of office of eight Directors.

•
Renewal of the term of office of an observer ("censeur") of the board of directors.

•
Appointment of a statutory auditor.

•
Appointment of a substitute statutory auditor.

•
Powers of attorney.

Extraordinary General Meeting

•
Authorization granted to the Board of Directors to allocate, in accordance with Articles L.225-177 et seq. of the French Code de commerce, stock options to the employees and executive officers ("mandataires sociaux") of the Company and affiliated companies within the meaning of Article L. 225-180 of the French Code de commerce.

•
Authorization to issue up to 65,000 share warrants without preferential subscription right for Montague Koppel

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Lee Kheng Nam

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Clifford Gundle

•
Authorization to issue up to 50,000 share warrants without preferential subscription right for Antoine Spillmann

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Sergio Cellini

•
Authorization to issue up to 65,000 share warrants without preferential subscription right for James Ousley

•
Authorization to issue up to 75,000 share warrants without preferential subscription right to the benefit of Cello Trust Limited.

•
Pursuant to the French legal requirements, authorization granted to the Board of Directors to increase the share capital for the purpose of reserving the subscription to shares for members of a Company Savings Plan or a Voluntary Employment Savings Plan.

•
Powers of attorney.

We have enclosed:

    •
    the Report of the Board of Directors;

    •
    the text of the resolutions submitted for your approval;

    •
    a summary of the situation of the Company during the last fiscal year (with a table of the financial results of the Company for the last five fiscal years);

    •
    the balance sheet, the profit and loss statement and the notes for the fiscal year 2001

    •
    a request form for an Admission Card and a request form by which you may obtain the documents and information listed in Article 135 of French Decree No. 67-236 of March 23, 1967;

    •
    an access plan to Hotel Royal Parc.

If you are unable to attend the meeting, please use the attached "Mail-in form or Proxy form" in order to

•
appoint the Chairman to vote on your behalf (Possibility 1 on the form);

•
vote by mail by returning the form to us duly completed (Possibility 2 on the form); or

•
appoint another shareholder to vote on your behalf by signing and giving this form to him (Possibility 3 on the form).

Under no circumstances may the same shareholder be allowed to be represented under the conditions set out above and to vote by mail.

Please note that Mail-in form or Proxy form shall be sent to the Company latest on June 26, 2002, in order to prepare the attendance list. No Mail-in form or Proxy form will be accepted after June 26, 2002, or during the shareholders meeting. Please confirm your attendance to the shareholders meeting by requesting an Admission Card.6

Very sincerely yours,

For the Board of Directors,
Steven Humphreys

ACTIVCARD S.A.
Société anonyme with a share capital of 40,159,514 euros
Registered office: 24/28 avenue du Général de Gaulle
92156 Suresnes

341 213 411 R.C.S. Nanterre

REPORT OF THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETING OF JUNE 27, 2002

Dear Shareholders,

We have convened you to the ordinary and extraordinary general meeting, in accordance with the legal and regulatory provisions, to submit for your approval the annual statutory accounts for the fiscal year ended December 31, 2001 and to deliberate on the agenda as it follows with the present report of the Board of Directors. We confirm that the notices stipulated by the law have been addressed to you in this regard and all documents prescribed by the laws in effect have been made available to you within the allotted time.

Before submitting the resolutions for your approval, we will give in this report our assessment of the Company's situation including its subsidiaries for the fiscal year ended December 31, 2001, the performance of the business activities as well as a future outlook. You may also find herein as we have made it available to you in accordance with the legal and regulatory provisions submitted for your approval, the related balance sheet and the annual statutory accounts of the said fiscal year.

* * *

I. Report of the Board of Directors on the Company's situation and business and that of its subsidiaries

ActivCard, S.A and its subsidiaries status and major accomplishments during the 2001 fiscal year

The French parent company, ActivCard, S.A. (the "Company") carried on fulfilling its role to support (management, strategy, administration, finance, research & development and sales and marketing) the activities of its subsidiaries in 2001. The following figures result from consolidated accounts in US Gaap and in English with respect to the rules of the Nasdaq;

During 2001, revenues increased 73% to $31,2 million (USD) from $18,1 million (USD) in 2000.

By geography, revenues in the United States increased 342% to $15,9 million (USD) from $3,6 million (USD) in 2000. Revenues in Europe in 2001 were $13,7 million (USD) compared to $13,7 million (USD) in 2000. Revenues from Asia increased 100% to $1,6 million (USD) in 2001 from $0,8 million (USD) in 2000.

In 2001, the Company increased its investment in its sales and marketing infrastructure to address the growing demand for its products worldwide. Selling and marketing expenses increased 52% to $23,8 million (USD) in 2001 compared to $15,7 million (USD) in 2000.

The Company also continued to invest in Research and Development to commercialize existing development and expand the breadth of product offerings. Research and development expenses increased 124% to $18,2 million (USD) in 2001 from $8,1 million (USD) in 2000. Research and development expenses in 2001 include research and development expenses incurred by companies acquired during the year.

The operating loss for 2001 was $33,4 million (USD), compared to $16,0 million (USD) in 2000. Included in the operating loss in 2001 were charges for acquired in-process research and development of $2,7 million (USD), acquisition termination and acquisition related items of $4,3 million (USD), employment termination for the former Chief Executive Officer of $0,8 million (USD) and other items.

The Company earned $13,2 million (USD) from interest income in 2001 compared to $15,7 million (USD) in 2000. Foreign exchange gains for 2001 amounted to $3,5 million (USD) compared to $14,4 million (USD) in 2000.

Net loss for the year after income taxes was $16,7 million (USD) or $0,42 (USD) per diluted share compared to a net income after taxes of $14,1 million (USD) or $0,34 (USD) per diluted share in 2000.

As at December 31, 2001, the Company and its subsidiaries employed 347 people compared to 187 at December 31, 2000.

Merger and Acquisition Activities

In 2001, ActivCard, S.A. and its subsidiaries (the "Group") acquired and completed the integration of three companies during the year.

In June 2001, the Company completed the acquisition of Safe Data System, S.A, a privately held developer of user authentication software based in Montpellier, France. The purchase price was $5.3 million (USD) and remunerated in 250,000 shares and $2.0 million (USD) in cash. Safe Data employed 10 persons who were primarily engaged in research and development activities.

In September 2001, the Group acquired Authentic8 International Inc., a privately held, Australian-based company offering technology and services required for banks and service operators to deliver managed digital identity solutions. Under the terms of the agreement, the Group purchased all outstanding shares and stock options of Authentic8 for $15 million (USD) paid in cash. Authentic8 employed 36 persons of whom 23 were primarily engaged in research and development activities.

In November 2001, the Group acquired American Biometric Company Ltd., a privately held, Ottawa, Canada-based company doing business as Ankari. Ankari's software framework provides organizations with the ability to verify user access through the use of any combination of passwords, digital certificates, security tokens, smart cards, and biometrics. Under the terms of the agreement, the Group purchased all outstanding shares and stock options of Ankari for $18 million (USD) paid in cash. Ankari employed 40 persons of whom 25 were primarily engaged in research and development activities.

Business Strategy

The Company's objective is to become the leading supplier of products and technologies enabling information technology managers, product manufacturers, system integrators and network service providers to integrate digital identity services quickly and efficiently into their applications. The Company's strategy to achieve this objective encompasses the following key elements:

•
Leverage the Company's existing customer base. The Company intends to leverage the Company's existing customer base, which has deployed its token-based authentication solutions to more than two million (USD) users. The Company will seek to migrate these customers to its new product offerings, including ActivCard Gold. The Company also intends to market its product offerings to new customers by referencing its existing customer base.
•
Expand the Company's base of strategic partners, OEMs and distributors. The Company is committed to expanding its base of strategic partners, original equipment manufacturers and distributors to ensure that its technology is available on as many servers and software platforms as possible. The Company has integrated its authentication technology into the network management systems and Internet security suites of industry leaders such as Hewlett Packard, Sun Microsystems, Microsoft, Verisign. The Company expects these and its other strategic relationships to provide significant market leverage as the need for managing digital identity solutions develops in step with the increase in electronic commerce.
•
Increase market penetration through strategic partnerships. The Company intends to broaden its market reach by enhancing its relationships with strategic partners who, by embedding the Company's technology in their products, promote their products while serving their own interests.

•
Develop additional key technology components focused on managing multiple credentials. The Company will continue to research and develop products and technologies that are focused on the creation, distribution, protection and control of multiple credentials. The Company is providing the market with toolkits (SDK or Software Development Kits) so that the Company's technology can be easily embedded or integrated with solutions from the leaders in network systems, services and applications, and complement the capabilities provided by industry leaders in enterprise computing.
•
Make digital identity the essential component enabling next generation network-based business. The Company is continuing to establish itself as a leader in digital identity technology that links card providers, financial services providers and network service providers, allowing the smart card to be deployed in large-scale system implementations. The Company believes smart cards will be a dominant platform on which digital credentials are securely stored or generated. The digital identity framework has the potential to take computing to a personal level, with the existing PC serving as a generic terminal and the personal identity being provided by the smart card or other personal security device.

Subsequent Events since the close of the 2001 financial year

On February 5, 2002, the Company announced a restructuring and business realignment to better align its cost structure with expected revenues in 2002. As a result, the Company reduced its workforce by terminating 75 employees as well as reducing facilities requirements. In connection with the restructuring and business realignment, the Company also developed a plan to dispose of certain operations of the former Authentic8 International, Inc.

In April 2002, holders of warrants issued in connection with the 1999 Convertible Bond issue exercised their right to acquire 797,600 shares at $5,00 per share for gross proceeds of $4,0 million (USD) to the Company.

On May 2, 2002, the Company announced its results for the quarter ended March 31, 2002. The Company recorded a 15% increase in first quarter revenues of $8,2 million (USD) compared to the $7,1 million (USD) of revenues recorded in the first quarter of 2001 and a 20% increase in revenues compared to the $6,8 million (USD) recorded in the fourth quarter of 2001. Actual net loss for the quarter was $28,6 million (USD), or $0,71 per diluted share, compared to actual net loss of $371 thousand, or $0,01 per diluted share, in the first quarter of the prior year. The actual net loss for the quarter included a $7,4 million (USD) charge for the above-mentioned restructuring and business realignment of the Company and a $15,9 million (USD) charge associated with the planned disposition of certain operations of the former Authentic8 International, Inc. The $15,9 million (USD) charge included a $15,0 million (USD) write-down of goodwill and other intangibles. Also included in the actual net loss were acquisition related charges, deferred stock compensation, foreign exchange gains, legal settlement and operating results of discontinued operations.

Principal shareholders

The table below sets forth certain information with respect to the owners of 5% or more of the shares at December 31, 2001 to the best of the Company's knowledge. Pursuant to the Company's statutes, only an individual or entity, directly or indirectly, acting alone or in concert with others, that becomes the owner of more than 5% or any integral multiple thereof of the outstanding shares or voting rights thereof of the Company, or whose holding decreases below any such percentage, must notify the

Company. The Company is not aware of the existence of any agreement among shareholders regarding the joint control of the Company.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Shares Beneficially Owned
Vertex	4,642,244	(1)	11.49%
Fidelity	4,659,929	(2)	11.53%

(1)
Includes 996,757 shares beneficially owned by Vertex Investment (II) Ltd, 2,379,531 shares beneficially owned by Vertex Investments International (III) Inc. including 138,200 shares issuable upon the exercise of warrants and 1,265,956 shares beneficially owned by Vertex Asia Limited.
(2)
Includes 2,692,540 shares beneficially owned by Fidelity Management & Research Company and FMR Co. Inc, 35,050 shares beneficially owned by Fidelity Management Trust Company, 1,932,339 shares beneficially owned by Fidelity International Limited.

Miscellaneous information

In June 1997, June 1998, May 1999, May 2000, June 2001, and December 2001 the shareholders of the Company authorized the creation of different stock option plans granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of 1,200,000, 1,200,000, 1,100,000, 2,000,000, 1,600,000, and 1,500,000 ordinary shares, respectively. These plans generally provide for a four-year vesting period and may be exercised no later than seven years after date of grant. The option plans prohibit residents of France employed by the Company from selling their stock options prior to the fifth anniversary from the date of grant. The Board of Directors establish the exercise price as the weighted average closing price quoted on Nasdaq Europe during the twenty trading days prior to the date of grant.

In 1998, subsequent to an increase in capital resulting from the March rights issue, all outstanding stock options were re-priced lower. Further, the number of outstanding stock options granted were increased by 6%. In 1999, pursuant to the December 1998 shareholders' meeting in conjunction with an increase in capital, all outstanding stock options were re-priced lower. Further, the number of outstanding stock options granted were increased by 17%.

A summary of the Company's employee stock option plan activity and related information for the years ended December 31, follows:

	1998		1999		2000		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding—beginning of year	979,750	$5.75	2,135,155	$5.32	3,491,420	$5.10	4,452,758	$11.58
Granted	1,349,985	$5.05	1,788,206	$5.63	1,841,481	$22.63	3,011,800	$9.27
Exercised	—	—	(267,839)	$4.62	(577,100)	$4.51	(162,440)	$3.94
Forfeited	(194,580)	$5.18	(164,102)	$3.56	(303,043)	$17.50	(696,179)	$16.10
Outstanding—end of year	2,135,155	$5.21	3,491,420	$5.10	4,452,758	$11.58	6,605,939	$10.25
Exercisable at end of year	218,272	$5.43	731,960	$4.68	1,084,424	$5.14	2,265,152	$7.39

As at December 31, 2001, 1,371,640 options were available for grant under the 1997, 1998, 1999, 2000 and 2001 Plans..

For the fiscal year ended December 31, 2001, and within the meaning of article L 225-211 of the French Commercial Code there were no acquisitions of existing shares made by the Company for the purpose of granting options to the personnel providing the right to purchase existing shares.

At this meeting, the Board of Directors are proposing that 1,270,000 options that are available to be granted to employees under the 2001 Plan be cancelled and that 1,270,000 options be made available under the new 2002 Plan.

The terms of the 2002 Plan vary somewhat from prior years' plans. The derivation of the exercise price for the 2002 Plan is determined, in the event of options granting the right to subscribe for new shares, as the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the options and (ii) the closing price for the shares on the Nasdaq during the market session preceding the date when the Board of Directors grants the options. In the event of a grant of options providing the right to purchase existing shares of the Company, the exercise price shall be determined to be equal to the greater of the following: (i) the average of the prices for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the options and (ii) the closing price for the shares on the Nasdaq during the market session preceding the date when the Board of Directors grants the options, it being specified that under no circumstances, the exercise price for existing shares shall be lower than 80% of the average price for shares purchased, as the case may be, by the Company.

In 2001 no changes were made in the French accounting principles applied to the non-consolidated financial statements.

We draw your attention to the fact that dividends were not distributed in the last three fiscal years.

Officers and Directors

With respect to article L 225-102-1 of the French Commercial Code we address you the following chart comprising the list of the Directors and Officers of the Company, along with the list of their exercised mandates and positions in other companies:

ActivCard Directors Date of Birth	Expiry Date Mandate expiring at the close of this shareholder's meeting	Other Board Memberships, Non-managerial	Other Board Memberships, Managerial	Other Management Positions, Non-Board Member
Antoine Spillmann Born the 4/4/1963	December 31st, 2001	Incos Ltd.	—	Bruellan, S.A., Executive Partner

Sergio Cellini Born the 31/12/1955	December 31st, 2001	Liberty Surf UK Ltd, Nacamar Ltd, Springboard Internet Services Ltd, Telinco Ltd, Tiny Online Ltd, World Online Limited	Excite Italia B.V (CEO), Tiscali UK Limited (CEO)	—

Clifford Gundle Born the 7/2/1936	December 31st, 2001	Aquatan Pty. Ltd, Aurum Fund Management, Clifcor Ivestments Pty Ltd, ERF 37 Dunkeld West Pty. Ltd	—	—

Monague Koppel Born the 16/12/1928	December 31st, 2001	Turfcrom Pty Ltd, Jacodan Investments Pty Ltd, S&J Holdings, Delta Minerals Corp. Ltd.,Alibi Communications plc, Safeguard Medical Limited, Capital Development Corporation Ltd, Chiltern Investments Ltd.	—	—

James Ousley Born the 20/1/1946	December 31st, 2001	Datalink Inc, Bell Microproducts, Syntegra (USA), Control Data Federal	Vytek Wireless Inc.

Lee Kheng Nam Born the 13/12/1947	December 31st, 2001	Gemplus	Vertex Group, President

Yves Audebert Born the 29/3/1956	December 31st, 2001	ActivCard Singapore	ActivCard Europe SA, President ActivCard Inc., President. ActivCard Ireland, President ADV Technologie SA, President

Steven Humphreys(1) Chairman and C.E.O1 Born the 25/4/1961	December 31st, 2001	SCM Microsystems, SevenMountains Software AS, Blueprinte Pte Ltd.

Jean-Gerard Galvez (2) Chairman & CEO[2] Born the 21/1/1954	December 31st, 2001	ActivCard Europe SA, ActivCard Singapore, ADV Technologies.

(1)
Steven Humphrey' mandate as Chief Executive Officer (C.E.O) and Director of the Company started October 22, 2001. Steven Humphreys was appointed as Chairman of the Board of Directors on January 30, 2002.
(2)
Jean Gérard Galvez' mandate as Chairman and Chief Executive Officer (C.E.O) and Director of the Company ended October 22, 2001.

1
C.E.O, shall mean Chief Executive Officer ("Directeur Général")

2
Chairman shall mean Chairman of the Board of Directors

With respect to article L 225-102-1 of the French Commercial Code, we present you the total amount of remuneration (including salaries, board member fees) and other benefits paid during the fiscal year 2001 to Officers and Directors with regards to their positions in the Company and all companies of the Group

Total compensation paid in 2001 (USD)
List of Directors and Officers of ActivCard SA			Number of warrants granted in 2001
	Managerial Position	Paid by an ActivCard controlled subsidiary		Number of stock options granted in 2001	Exercise price (USD)	Expiry date
Yves Audebert	C.O.O3	$472 502,47	—	Plan 2001 250 000	$8, 04	22-oct-08
Jean Gerard Galvez[4]	Chairman and C.E.O	$625 188,83	—	—	—
Steven Humphreys[5]	Chairman and C.E.O	$51 153,84	—	Plan 2001 1 250 000	$8,04	22-oct-08
James Ousley	—	$50 667	—	—	—
Total compensation paid in 2001 (USD)
Number of warrants granted in 2001
List of Directors of ActivCard SA	Managerial Position			Number of stock options granted in 2001	Exercise price (USD)
		Paid by an ActivCard				Expiry date
Montague Koppel	—	$11 250	10 000	—	$12, 24	26-ju-2006
James Ousley	—	$2 250	10 000	—	$12, 24	26-ju-2006
Clifford Gundle	—	$13 500	10 000	—	$12, 24	26-ju-2006
Sergio Cellini	—	$13 500	10 000	—	$12, 24	26-ju-2006
Antoine Spillmann	—	$13 500	10 000	—	$12, 24	26-ju-2006
Lee Kheng Nam	—	$9 000	10 000	—	$12, 24	26-ju-2006

* * *

3
C.O.O, shall mean Chief Operations Officer ("Directeur des Operations")

4
Jean Gérard Galvez mandate as Chairman and Chief Executive Officer and Director of the Company ended October 22, 2001.

5
Steven Humphrey mandate as Chief Executive Officer and Director of the Company started October 22, 2001.

II.    Resolutions submitted for approval to the ordinary and extraordinary general meeting

We have also convened you to the ordinary and extraordinary general meeting, in accordance with the legal and regulatory provisions, to deliberate on the following agenda:

Ordinary General Meeting

•
Report of the Board of Directors, presentation of the annual statutory accounts for the fiscal year ended December 31, 2001.

•
Approval of the annual statutory accounts for the fiscal year ended December 31, 2001, discharge to Directors.

•
Allocation of financial results for the fiscal year ended December 31, 2001.

•
Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce.

•
Renewal of the term of office of eight Directors.

•
Renewal of the term of office of an observer ("censeur") of the board of directors.

•
Appointment of a statutory auditor.

•
Appointment of a substitute statutory auditor.

•
Powers of attorney.

Extraordinary General Meeting

•
Authorization granted to the Board of Directors to allocate, in accordance with Articles L.225-177 et seq. of the French Code de commerce, stock options to the employees and executive officers ("mandataires sociaux") of the Company and affiliated companies within the meaning of Article L. 225-180 of the French Code de commerce.

•
Authorization to issue up to 65,000 share warrants without preferential subscription right for Montague Koppel

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Lee Kheng Nam

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Clifford Gundle

•
Authorization to issue up to 50,000 share warrants without preferential subscription right for Antoine Spillmann

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Sergio Cellini

•
Authorization to issue up to 65,000 share warrants without preferential subscription right for James Ousley

•
Authorization to issue up to 75,000 share warrants without preferential subscription right to the benefit of Cello Trust Limited.

•
Pursuant to the French legal requirements, authorization granted to the Board of Directors to increase the share capital for the purpose of reserving the subscription to shares for members of a Company Savings Plan or a Voluntary Employment Savings Plan.

•
Powers of attorney.

* * *

Decisions falling within the powers of the ordinary general meeting

        Report of the Board of Directors, presentation and approval of the annual statutory accounts for the fiscal year ended December 31, 2001

        We call to your attention the fact that the report of the Board of Directors and the statutory auditors' reports have been made available to you in advance in compliance with legal and regulatory provisions.

        With respect to the provisions of Article 223 quarter of the French Code général des impôts, we report that there were no non-deductible charges from the taxable profits within the meaning of Article 39-4 of the French Code général des impôts for the fiscal year ended December 31, 2001. Furthermore, to comply with the provisions of Article 223 quinquies of the French Code général des impôts, we enlighten the fact that there were no expenses with in the meaning of Article 39-5 of the French Code général des impôts for the fiscal year ended December 31, 2001.

        Proposal to allocate the financial results for the fiscal year ended December 31, 2001

        We suggest carrying forward the loss of 14,558,197 euros for the fiscal year ended December 31, 2001, that after the allocation will be increased to (8,885,577) euros.

        We draw your attention to the fact that, in accordance with the provisions of Article 243 bis of the French Code général des impôts, dividends were not distributed in the last three fiscal years.

        Please find attached as a schedule to this report, a table of the Company's financial results for the last five fiscal years.

  Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce

        At the meeting, you will hear the statutory auditors' report on the agreements governed by Articles L. 225-38 et seq. of the French Code de Commerce that have been concluded during the course of the fiscal year as well as the agreements authorized and concluded earlier, but performed during the course of the fiscal year ended December 31, 2001.

        The Board of Directors recommends approving individually and successively each agreement mentioned in this report concluded during the course of the fiscal year and each agreement authorized and concluded earlier, but performed during the course of the fiscal year ended December 31, 2001.

  Renewal of the term of office of eight Directors

        The term of all Directors is expiring at the close of this shareholders' meeting.

        The Board of Directors recommends that you renew the terms of the current Directors, for a one-year period, expiring at the end of the shareholders' meeting, which will deliberate on the annual accounts for the year ended December 31, 2002.

The Directors concerned are as follows:

•
Mr. Steven Humphreys

•
Mr. Yves Audebert

•
Mr. James Ousley

•
Mr. Montague Koppel

•
Mr. Lee Kheng Nam

•
Mr. Clifford Gundle

•
Mr. Antoine Spillmann

•
Mr. Sergio Cellini

  Renewal of the term of office of an observer ("censeur") of the Board of Directors

        The term of office of the current observer of the Board of Directors, Mr. Hock Chuan Tam is due to expire at the end of the present general meeting.

        We recommend the shareholders, in accordance with the provisions of Article 16.1 of the Company's bylaws, renewing the term of office of the external adviser for a period of one year to expire at the end of the annual ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2002.

  Appointment of a statutory auditor and a substitute statutory auditor

        We remind you that the present situation of the terms of office of the statutory auditors and substitute statutory auditors is as follows:

•
Ernst & Young Audit is the statutory auditor, and Mr. Bruno Perrin, the substitute statutory auditor, for a six-year term, expiring at the close of this general meeting.

•
Mr. Jean-Louis Brun d'Arre is the statutory auditor and Mr. Olivier Peronnet is the deputy statutory auditor for a six-year term, are due to expire at the end of the general meeting convened to approve on the annual accounts for the fiscal year ending December 31, 2005.

        We recommend not renewing the term of office of Ernst & Young and of Mr. Bruno Perrin.

        We suggest to elect Deloitte Touche Tohmatsu, 185 avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, as the statutory auditor in replacement of Ernst & Young Audit, and B.E.A.S., 7/9 Villa Houssaye, 92200 Neuilly-sur-Seine, as the substitute statutory auditor in replacement of Mr. Bruno Perrin for a term of 6 years due to expire at the end of the ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2007.

  Extraordinary general meeting

        Authorization granted to the Board of Directors to allocate, in accordance with Articles L.225-177 et seq. of the French Code de commerce, stock options to the employees and executives ("mandataires sociaux") of the Company and affiliated companies within the meaning of Article L. 225-180 of the French Code de commerce

        Since the extraordinary general meeting of May 31, 1996, the shareholders have regularly authorized the granting of stock options in the interest of attracting and retaining qualified employees, motivating them and aligning their interests with those of the shareholders.

        We wish to reinforce the motivation of the Company's employees and those of its affiliated companies and to make them a part of the Group's development and success by implementing a new 2002 Stock Options Plan.

        Consequently, we ask you (i) to terminate, effective immediately, the authority granted under the first resolution adopted by the ordinary and extraordinary shareholders' meeting on December 21, 2001, insofar as it has not been used by the Board of Directors, pursuant to which the Board of Directors was authorized to issue options to subscribe for or to acquire up to a remaining amount of 1,270,000 shares as at the date of this general meeting, and (ii) to authorize the Board of Directors, in accordance with the provisions of Articles L. 225-177 et seq. of the French Code de Commerce, to grant, on one or more occasions, to the executives and employees (holding less than 10% of the share capital)of the Company and its and affiliated companies, within the meaning of Article L. 225-180 of the French Code de Commerce (including ActivCard Europe S.A. and ActivCard Inc.), stock options giving the right to subscribe to new shares issued by the Company or to acquire existing shares of the Company purchased by the Company in accordance with applicable law.

        Pursuant to Article L. 225-178 of the French Code de commerce, we ask you to take note that the said authorization would imply to the benefit of the option beneficiaries an express waiver by the shareholders of their preferential subscription rights to the shares that will be issued upon the exercise of options.

        The terms of options shall be determined at the date when such options are granted by the Board of Directors with the following conditions:

  •
  exercise price of the options to subscribe for new shares: the exercise price of the options to subscribe to new shares of the Company shall be equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the options and (ii) the closing price for the shares on the Nasdaq during the market session preceding the date when the Board of Directors grants the options, it being specified that under no circumstances the exercise price of the options to subscribe for new shares shall be lower than the nominal value of the shares

  •
  exercise price of the options to purchase existing shares: the exercise price of the options to purchase existing shares of the Company shall be equal to the greater of the following: (i) the average of the prices for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the options and (ii) the closing price for the shares on the Nasdaq during the market session preceding the date when the Board of Directors grants the options, it being specified that under no circumstances, the exercise price for existing shares shall be lower than 80% of the average price for shares purchased, as the case may be, by the Company.

  •
  Exchange rate: the board of directors may, as the case may be, authorize the beneficiary of the option to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the exercise date (or any other published rate if such rate is not available).

  •
  adjustment of the number and the price: the exercise price shall not be amended except if, during the period when the options may be exercised, the Company carries out any of the financial transactions referred to in Article L.225-181 of the French Code de commerce. In such circumstances, the Board of Directors shall adjust, in accordance with applicable regulations, the number and the price of the shares that may be subscribed to or purchased upon exercise of the options to take into account the consequences of such a transaction.

  •
  maximum number of shares, which may be subscribed to or purchased: the total number of shares, which may be subscribed to or purchased, by virtue of this authorization shall not exceed 1,270,000 shares of a nominal value of 1 Euro, it being specified that, at any time, the number of options granted by the Board of Directors, outstanding and unexercised, may not exceed one-third of the share capital.

  •
  duration of the authorization: the Board of Directors may grant the options on one or several occasions over a period of 38 months from the date of this meeting.

  •
  duration of the exercise period: the options must be exercised within ten years from the date on which they were granted by the Board of Directors, it being specified that in the event of a beneficiary's death, the options may be exercised at any time within six months following the date of the death by the beneficiary's heirs.

The Board of Directors indicates that determination of the exercise price of the options by reference to the average of the prices for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the options and the closing price for the shares on the Nasdaq during the market session preceding the date when the Board of Directors grants the options is compatible with the requirements of article L. 225-177 of the French Code de commerce, pursuant to when the shares of the company are not listed on a regulated market, the exercise price is fixed in accordance with objective methods used for the valuation of shares, taking into account with a weighting that must be appropriate to each situation, of the net worth, of the profitability and of the company's prospects. The Board of Directors considers that the market price is an objective method of valuation and is representative of the company's prospects.

        If you approve this resolution, we propose delegating full power to the Board of Directors for the purposes of:

•
Determining the dates of option grant and the conditions under which the options are granted and exercised, the Board being authorized to restrict, limit, or forbid during certain periods or subsequent to certain events the exercise of options or the sale or conversion into bearer form the shares subscribed further to the exercise of options;

•
Determining the beneficiaries of the options;

•
Purchasing shares of the Company pursuant to applicable regulations;

•
Reporting the capital increases following the exercise of the options, and charging, if applicable, the cost of every capital increase against the issue premium resulting from the capital increases, and deducting from this sum the amount necessary for the allocation to the legal reserve so as to raise it to 10% of the new amount of the share capital after each increase; and

•
Amending the by-laws accordingly and generally implementing all necessary measures.

        Each year the Board of Directors shall inform the General Meeting under the conditions provided by applicable law of the transactions carried out under this resolution.

        Authorization to issue up to 420,000 share warrants without preferential subscription right for Messrs. Montague Koppel, Lee Kheng Nam, Clifford Gundle, Antoine Spillmann, Sergio Cellini and James Ousley and to Cello Trust Limited.

        We considered necessary (i) in view of the contributions as Directors of ActivCard S.A. to the development and success of the Company to issue to Mssrs Montague Koppel, Lee Kheng Nam, Clifford Gundle, Antoine Spillmann, Sergio Cellini and James Ousley, members of the Board of Directors of ActivCard and (ii) in view of the contribution of Messr. Martin Smüllen and Richard Smüllen represented by Cello Trust Limited to the development abroad of business activities of the Company for which they accepted executive functions within the Group, to grant share warrants giving the right to subscribe new shares of the Company.

        On April 30, 2002, the Board of Directors revised the structure of Directors compensation. The Directors decided to forego cash compensation for meeting attendance for 2002 and decided to grant, subject to shareholder approval, warrants to acquire up to 50,000 shares per annum for each Board member plus additional warrants to acquire up to 5,000 shares to each Director who sits on a Board Committee.

        With regard to the provisions of Article L.228-95 of the French Code de commerce, the Board of Directors will be authorized to issue up to 420,000 warrants, on one or several occasions, at its sole discretion, each warrant giving the holder the right to subscribe to 1 new share of the Company of a nominal value of 1 Euro, resulting in a capital increase of 420,000 euros nominal value in addition to which will be added the nominal amount of shares to be issued, in order to protect the rights of warrant holders in the case where this protection is imposed.

        We also request you to waive the shareholders preferential subscription rights for the total of warrants to be issued and to reserve the right to subscribe to these warrants to the following persons and in the proportions indicated below:

•
Montague Koppel: 65,000 warrants giving the right to subscribe to 65,000 new shares, each of a nominal value of 1 Euro;

•
Lee Kheng Nam: 55,000 warrants giving the right to subscribe to 55,000 new shares, each of a nominal value of 1 Euro;

•
Clifford Gundle: 55,000 warrants giving the right to subscribe to 55,000 new shares, each of a nominal value of 1 Euro;

•
Antoine Spillmann: 50,000 warrants giving the right to subscribe to 50,000 new shares, each of a nominal value of 1 Euro;

•
Sergio Cellini: 55,000 warrants giving the right to subscribe to 55,000 new shares, each of a nominal value of 1 Euro;

•
James Ousley: 65,000 warrants giving the right to subscribe to 65,000 new shares, each of a nominal value of 1 Euro; and

•
Cello Trust Limited: 75,000 warrants giving the right to subscribe to 75,000 new shares, each of a nominal value of 1 Euro.

        We also ask you to waive, in the interest of the warrant holders, the preferential subscription rights to the shares that will be issued by the exercise of the said warrants.

        The present authorization shall be valid for a period of one year from this meeting. The share warrants will become vested and exercisable at the rate of 25% per year at the end of the first, second, third and fourth year respectively after the date of their issuance. These share warrants may be exercised no later than 5 years following the date of their issuance after which they will lose all validity.

        The issue price for each share warrant shall not be less than 0.01 euro.

        If you adopt this resolution, each warrant will give the holder the right to subscribe to one (1) share at a price equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the warrants and (ii) the closing price for the shares on the Nasdaq during the market session immediately preceding the date when the Board of Directors grants the warrants, it being specified that, under any circumstances, the subscription price for the shares shall be at least equal to the nominal value of the share of the Company

        The board of directors may, as the case may be, authorize the beneficiary to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the payment date (or any other published rate if such rate is not available).

        If you adopt this resolution to issue 420,000 share warrants, the dilution resulting from the exercise of such issue shall be as follows:

  (i)
  on December 31, 2001:

    If none of the securities giving access to the share capital of the Company are exercised as of the date hereof, the interest of a shareholder holding 1% of the share capital would decrease to 0,9897%, corresponding to a decrease of 0,0103%.

    If all of the securities giving access to the share capital of the Company are exercised as of the date hereof, the total number of shares would increase from 49,639,114 to 50,059,114 and the interest of a shareholder holding 1% of the share capital would decrease to 0.9916%, corresponding to a decrease of 0.084%.

  (ii)
  on December 31, 2001:

  (iii)
  Assuming the issue of 420,000 shares at a price of $6.75 per share, the net worth per share (US GAAP), which would amount to $6.70 per share on December 31, 2001 and would amount to (i) $ 6.70 per share, assuming (except of the 420,000 share warrants) no securities giving access to the share capital of the Company have been exercised and (ii) $5.46 per share assuming all of the securities giving access to the share capital of the Company are exercised. Theoretical impact on the share price on Nasdaq:

    Considering that in any event the exercise price will be determined to be the greater of (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the shareholders approve the grant of warrants and (ii) the closing price for the shares on the Nasdaq during the market session preceding the date when the shareholders approve the grant of warrants, the theoretical impact on the share price on Nasdaq should be negligible.

        To implement this resolution, your Board of Directors solicit from you powers, notably, in order to determine the characteristics and the issue price of the warrants; position the terms of exercise of the these warrants, in particular the subscription price within the limits set out above and the maturity date of the shares to be issued, arrange for the delay period during which the warrants may be exercised; take all measures in order to protect the rights of warrant holders in the event of the occurrence of the transactions set out in Articles 171 et seq. of the Decree of March 23, 1967; note the increase or the increases in capital following the exercise of the warrants; charging, if appropriate, the costs of any capital increase to the premium resulting from such capital increase, and taking from this amount the sums necessary to increase the legal reserves up to one-tenth of the new share capital after each increase; amend the by-laws accordingly; and more generally, take all measures and carry out all formalities in relation to the issue of the share warrants.

        Pursuant to the French legal requirements, authorization granted to the Board of Directors to increase the share capital for the purpose of reserving the subscription to shares for members of a Company Savings Plan or a Voluntary Employment Savings Plan

        In accordance with the provisions of Articles L. 443-1 et seq. of the French Code du travail, Article 225-138 of the French Code de Commerce, and Article 225-129 of the same Code, the Board of Directors is obligated to submit to the extraordinary general meeting a resolution to authorize the increase of share capital reserved for employees whenever there is a resolution to authorize the increase of share capital.

        Your Board of Directors is opposed to this resolution it does not consider necessary to approve.

        In this context, we are obliged to propose a resolution related to the authorization to increase the share capital reserved for employees pursuant to the conditions described below:

•
Granting the Board of Directors until the general meeting convened to approve the accounts for the fiscal year ending December 31, 2002 or at the latest in the delay stipulated in Article L. 225-138 IV 3, the full power required to increase the share capital up to a maximum nominal amount equivalent to 10,000 new shares of the Company of Euro 1 nominal value, on one or several occasions, at its sole discretion, by way of issuance of shares or other securities giving access to the capital of the Company reserved for members of a Company Savings Plan or a Voluntary Employment Savings Plan of the Company or of French or foreign companies of the Group, in accordance with the law in proportion and at the times subject to the limits indicated above;

•
Waiving the preferential subscription right of the shareholders in favor of members of a Company Savings Plan or a Voluntary Employment Savings Plan to the new shares that will be issued;

•
A possibility of the Board of Directors' providing the allocation of free shares or other securities giving access to the capital of the Company, it being understood that the total advantage resulting from such allocation and, where applicable, the reduction in the subscription price, may not exceed the legal and statutory limits made available;

•
Delegating to the Board of Directors the power to set characteristics of other securities giving access to the Company under the conditions by the applicable regulation; and

•
Delegating to the Board of Directors the power to set the issue price of the new shares and other securities giving access to the Company according to the legal and regulatory provisions.

  Granting full power to the Board of Directors, with the right to subdelegate to its Chairman, to implement this authorization, and namely, to determine the dates of the paying up of shares, and, where applicable, of other securities giving access to the capital of the Company; to set the terms and conditions of the share issuances to be carried out pursuant to this authorization; to determine the opening and closing dates of the subscriptions, the maturity dates, and the terms and conditions of payment of the shares and other securities giving access to the capital of the Company, where applicable, to apply for the admission for listing of issued securities wherever the Board decides.

  If you adopt this resolution, the Board of Directors would be vested with the right to sub-delegate to its Chairman full power to carry out the capital increases of shares, which would be effectively subscribed, modify accordingly the bylaws, effect, directly or by proxy, all transactions and formalities relating to the capital increases and at its sole discretion, and if deemed necessary, charge the costs of the capital increases to the premiums related to such increases and deduct from those premiums the amounts necessary in order to bring the legal reserve up to one tenth of the new capital after each increase, and perform all necessary formalities at the appropriate government services and generally do all that is necessary.

We thank you for entrusting the Board of Directors with all the decisions concerning the actions necessary for the transactions that we have presented to you.

It is within these conditions that we ask you to approve the resolutions that the Board has submitted to you, with the exception of third resolution submitted to the extraordinary general meeting, which we do not approve for the above mentioned reason, regarding the authorization granted to the Board of Directors to increase the share capital for the purpose of reserving the subscription to shares for members of a Company Savings Plan or a Voluntary Employment Savings Plan.

                      The Board of Directors

ACTIVCARD S.A.
Société Anonyme with capital of 40,159,514 euros
Registered office: 24/28 avenue du Général de Gaulle
92156 Suresnes
341 213 411 R.C.S. Nanterre

ORDINARY and EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
HELD ON JUNE 27, 2002

DRAFT AGENDA AND RESOLUTIONS
AGENDA

Ordinary Meeting

•
Report of the Board of Directors and presentation of the annual statutory accounts financial statements for the fiscal year ended December 31, 2001.

•
Approval of the annual statutory accounts for the fiscal year ended December 31, 2001, discharge to Directors.

•
Allocation of financial results for the fiscal year ended December 31, 2001.

•
Approval of the agreements provided for in Articles L.225-38 et seq. of the French Code de commerce.

•
Renewal of the term of office of the eight Directors.

•
Renewal of the term of office of the observer ("censeur") of the Board of Directors.

•
Appointment of a statutory auditor.

•
Appointment of a substitute statutory auditor.

•
Powers of attorney.

Extraordinary Meeting

•
Authorization granted to the Board of Directors to allocate, in accordance with Articles L.225-177 et seq. of the French Code de commerce, stock options to the employees and executives officers ("mandataires sociaux") of the Company and affiliated companies within the meaning of Article L.225-180 of the French Code de commerce.

•
Authorization to issue up to 65,000 share warrants without preferential subscription right for Montague Koppel

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Lee Kheng Nam

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Clifford Gundle

•
Authorization to issue up to 50,000 share warrants without preferential subscription right for Antoine Spillmann

•
Authorization to issue up to 55,000 share warrants without preferential subscription right for Sergio Cellini

•
Authorization to issue up to 65,000 share warrants without preferential subscription right for James Ousley

•
Authorization to issue up to 75,000 share warrants without preferential subscription right to the benefit of Cello Trust Limited.

•
Pursuant to the French legal requirements, authorization granted to the Board of Directors to increase the share capital for the purpose of reserving the subscription to shares for members of a Company Savings Plan or a Voluntary Employment Savings Plan.

•
Powers of attorney.

RESOLUTIONS

THE ORDINARY GENERAL MEETING

FIRST RESOLUTION

Approval of the annual statutory accounts for the fiscal year ended December 31, 2001

Discharge to Directors

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings, having heard the report of the Board of Directors and the statutory auditors' report for the fiscal year ended December 31, 2001,

Hereby approves the annual statutory accounts for the fiscal year ended December 31, 2001, as presented to it, and the transactions underlying the said accounts or summarized in the said reports,

And therefore fully and unreservedly discharges the Directors from the execution of their duties from for the fiscal year in question.

Hereby notes, in accordance with the provisions of Article 223 quarter of the French Code général des impôts, of the fact that there were no expenses or charges with in the meaning of Article 39-4 of the Code général des impôts for the fiscal year ended December 31, 2001.

Hereby notes, in accordance with the provisions of Article 223 quinquies of the French Code général des impôts, of the fact there were no expenses within the meaning of Article 39-5 of the French Code général des impôts for the fiscal year ended December 31, 2001.

SECOND RESOLUTION

Allocation of the financial results for the fiscal year ended December 31, 2001

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Hereby approves the proposed allocation of loss presented by the Board of Directors and resolves that the loss of 14,558,197 euros for the fiscal year ended December 31, 2001 shall be carried forward, which after this allocation shall be increased to (8,885,577).

Hereby notes, in accordance with the provisions of Article 243 bis of the French Code général des impôts, of the fact that no dividend has been distributed for the last three fiscal years.

THIRD RESOLUTION

Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Having heard the Statutory Auditors' special report on the agreements governed by Articles L. 225-38 et seq. of the French Code de Commerce,

Approves individually and successively each agreement concluded during the course of the fiscal year ended December 31, 2001, as contained in the said report, together with the agreements authorized and concluded earlier but performed during the course of the fiscal year ended December 31, 2001.

FOURTH RESOLUTION

Renewal of the term of office of a director

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of director Mr Steven HUMPHREYS is due to expire at the end of the present general meeting of shareholders and resolves to renew such term for a period of one year, to expire at the end of the ordinary general meeting of shareholders convened to approve the annual accounts for the fiscal year ending December 31, 2002.

FIFTH RESOLUTION

Renewal of the term of office of a director

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of director Mr Yves AUDEBERT is due to expire at the end of the present general meeting of shareholders and resolves to renew such term for a period of one year, to expire at the end of the ordinary general meeting of shareholders convened to approve the annual accounts for the fiscal year ending December 31, 2002.

SIXTH RESOLUTION

Renewal of the term of office of a director

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of director Mr James OUSLEY is due to expire at the end of the present general meeting of shareholders and resolves to renew such term for a period of one year, to expire at the end of the ordinary general meeting of shareholders convened to approve the annual accounts for the fiscal year ending December 31, 2002.

SEVENTH RESOLUTION

Renewal of the term of office of a director

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of director Mr Montague KOPPEL is due to expire at the end of the present general meeting of shareholders and resolves to renew such term for a period of one year, to expire at the end of the ordinary general meeting of shareholders convened to approve the annual accounts for the fiscal year ending December 31, 2002.

EIGHTH RESOLUTION

Renewal of the term of office of a director

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of director Mr Lee KHENG NAM is due to expire at the end of this meeting and resolves to renew for a period of one year, to expire at the end of the ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2002.

NINTH RESOLUTION

Renewal of the term of office of a director

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of director Mr Clifford GUNDLE is due to expire at the end of this meeting and resolves to renew such term for a period of one year, to expire at the end of the ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2002.

TENTH RESOLUTION

Renewal of the term of office of a director

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of director Mr Antoine SPILLMAN is due to expire at the end of this meeting and resolves to renew such term for a period of one year, to expire at the end of the ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2002.

ELEVENTH RESOLUTION

Renewal of the term of office of a director

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of director Mr Sergio CELLINI is due to expire at the end of this meeting and resolves to renew such term for a period of one year, to expire at the end of the ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2002.

TWELFTH RESOLUTION

Renewal of the term of office of the external observer ("censeur") of the Board of Directors

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Notes that the term of office of the observer of the Board of Directors, Mr Hock CHUAN TAM is due to expire at the end of this meeting and on the proposal of the Board of Directors, resolves in accordance with Article 16.1 of the bylaws, to renew such term for a period of one year, to expire at the end of the ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2002.

THIRTEENTH RESOLUTION

Appointment of a statutory auditor

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Decides to elect Deloitte Touche Tohmatsu, 185 avenue Charles de Gaulle, 92200 Neuilly-sur-Seine, as statutory auditor for a period of six financial years, to expire at the end of the ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2007.

FOURTEENTH RESOLUTION

Appointment of a substitute statutory auditor

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings,

Decides to elect B.E.A.S., 7/9 Villa Houssaye, 92200 Neuilly-sur-Seine, as substitute statutory auditor for a period of six financial years, to expire at the end of the ordinary general meeting convened to approve the annual accounts for the fiscal year ending December 31, 2007.

FIFTEENTH RESOLUTION

Powers of attorney

The general meeting of shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings, hereby gives full authority to the holder of an original, a copy or an extract of the minutes for the purposes of proceeding with all required filings and publications.

EXTRAORDINARY GENERAL MEETING

SIXTEENTH RESOLUTION

Authorization granted to the Board of Directors to allocate, in accordance with Articles L.225-177 et seq. of the French Code de commerce, stock options to the employees and executives ("mandataires sociaux") of the Company and affiliated companies within the meaning of Article L.225-180 of the French Code de commerce

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report,

Effective immediately, terminates the authority granted under the first resolution adopted by the ordinary and extraordinary shareholders' meeting on December 21, 2001, insofar as it has not been used by the Board of Directors, pursuant to which the Board of Directors was authorized to issue options to subscribe for or to acquire up to a remaining amount of 1,270,000 shares as at the date of this meeting, and

Authorizes the Board of Directors in accordance with Articles L.225-177 et seq. of the French Code de commerce, to grant on one or several occasions, to the employees or executives (holding less than 10% of the share capital) of the Company and affiliated companies within the meaning of Article L.225-180 of the French Code de commerce, stock options giving right to subscribe to new shares or to purchase existing shares of the Company.

In accordance with the provisions of Article L. 225-178 of the French Code de commerce, the General Meeting takes note of the fact that the said authorization implies to the benefit of the option beneficiaries an express waiver by the shareholders of their preferential subscription rights to the shares that will be issued upon the exercise of the options.

The terms of the options shall be determined at the date when such options are granted by the Board of Directors at the following conditions:

  •
  exercise price of the options to subscribe for new shares: the exercise price of the options to subscribe for new shares of the Company shall be equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the options and (ii) the closing price for the shares on the Nasdaq during the market session preceding the date when the Board of Directors grants the options, it being specified that under no circumstances the exercise price of the options to subscribe for new shares shall be lower than the nominal value of the shares

  •
  exercise price of the options to purchase existing shares: the exercise price of the options to purchase existing shares of the Company shall be equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the options and (ii) the closing price for the shares on the Nasdaq during the market session preceding the date when the Board of Directors grants the options, it being specified that under no circumstances, the exercise price for existing shares shall be lower than 80% of the average price for shares purchased, as the case may be, by the Company.

  •
  Exchange rate: the board of directors may, as the case may be, authorize the beneficiary of the option to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the exercise date (or any other published rate if such rate is not available).

  •
  adjustment of the number and the price: the exercise price shall not be amended except if, during the period when the options may be exercised, the Company carries out any of the financial transactions referred to in Article L.225-181 of the French Code de commerce. In such circumstances, the Board of Directors shall adjust, in accordance with applicable regulations, the number and the price of the shares that may be subscribed to or purchased upon exercise of the options to take into account the consequences of such a transaction.

  •
  maximum number of shares, which may be subscribed to or purchased: the total number of shares, which may be subscribed to or purchased, by virtue of this authorization shall not exceed 1,270,000 shares of a nominal value of 1 Euro, it being specified that, at any time, the number of options granted by the Board of Directors, outstanding and unexercised, may not exceed one-third of the share capital.

  •
  duration of the authorization: the Board of Directors may grant the options on one or several occasions over a period of 38 months from the date of this meeting.

  •
  duration of the exercise period: the options must be exercised within ten years from the date on which they granted by the Board of Directors, it being specified that in the event of a beneficiary's death, the options may be exercised at any time within six months following the date of the death by the beneficiary's heirs.

The General Meeting delegates full powers to the Board of Directors for the purposes of:

  •
  Determining the dates of granting of options and the conditions under which the options are granted and exercised, the Board being authorized to restrict, limit, or forbid during certain periods or subsequent to certain events the exercise of options or the sale or conversion into bearer form of the shares subscribed further to the exercise of options;

  •
  Determining the beneficiaries of the options;

  •
  Purchasing shares of the Company pursuant to applicable regulations;

  •
  Reporting the capital increases following the exercise of the options, and ccharging, if applicable, the cost of every capital increase against the issue premium resulting from the capital increases, and deducting from this sum the amount necessary for the allocation to the legal reserve so as to raise it to 10% of the new amount of the share capital after each increase; and

  •
  Amending the by-laws accordingly and generally implementing all necessary measures.

Each year the Board of Directors shall inform the General Meeting under the conditions provided by applicable law of the transactions carried out under this resolution.

SEVENTEENTH RESOLUTION

Authorization to issue up to 65,000 share warrants without preferential subscription right for Montague Koppel

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report,

Hereby authorizes the Board of Directors, in accordance with the provisions of Article L.228-95 of the French Code de commerce, to issue up to 65,000 warrants, on one or several occasions, at its sole discretion, each warrant giving the holder the right to subscribe to 1 new share of the Company of a nominal value of 1 Euro, i.e., a maximum capital increase of 65,000 nominal value, in addition to which will be added the nominal amount of shares to be issued, in order to protect the rights of the warrant holder in the case where this protection is imposed.

Resolves to waive the shareholders preferential subscription rights for the total of warrants to be issued and to reserve the right to subscribe to Montague Koppel these 65,000 warrants giving the right to subscribe to 65,000 new shares, each of a nominal value of 1 Euro.

Resolves that the issue of the warrants implies for the holder of these warrants, the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued by the exercise of the said warrants.

Resolves that this authorization is given for a period of one year from this meeting.

Resolve that the share warrants will become vested and exercisable at the rate of 25% per year at the end of the first, second, third and fourth year respectively after the date of their issuance. These share warrants may be exercised no later than 5 years following the date of their issuance after which they will lose all validity.

Resolves that the issue price for each share warrants shall not be less than 0.01 euro.

Resolves that each warrant will give the holder the right to subscribe to one (1) share at a price equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the warrants and (ii) the closing price for the shares on the Nasdaq during the market session immediately preceding the date when the Board of Directors grants the warrants, it being specified that, under any circumstances, the subscription price for the shares shall be at least equal to the nominal value of the share of the Company Resolves that the board of directors may, as the case may be, authorize the beneficiary to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the payment date (or any other published rate if such rate is not available). The general meeting grants all powers to the Board of Directors with a view to implementing this resolution notably, in order to:

  •
  determine the characteristics and the issue price of the warrants;

  •
  set the terms of exercise of these warrants, in particular the subscription price within the limits set out above and the maturity date of the shares to be issued, the delay period during which the warrants may be exercised;

  •
  take all measures in order to protect the rights of warrant holder in the event of the occurrence of the transactions set out in Articles 171 et seq. of the Decree of March 23, 1967;

  •
  note the increase or the increases in capital following the exercise of the warrants;

  •
  amend the by-laws accordingly; and

  •
  more generally, take all measures and carry out all formalities in relation to the issue of the share warrants.

EIGHTEENTH RESOLUTION

Authorization to issue up to 55,000 share warrants without preferential subscription right for Lee Kheng Nam

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report,

Hereby authorizes the Board of Directors, in accordance with the provisions of Article L.228-95 of the French Code de commerce, to issue up to 55,000 warrants, on one or several occasions, at its sole discretion, each warrant giving the holder the right to subscribe to 1 new share of the Company of a nominal value of 1 Euro, i.e., a capital increase of 55,000 nominal value, in addition to which will be added the nominal amount of shares to be issued, in order to protect the rights of warrant holder in the case where this protection is imposed.

Resolves to waive the shareholders preferential subscription rights for the total of warrants to be issued and to reserve the right to subscribe to Lee Kheng Nam these 55,000 warrants giving the right to subscribe to 55,000 new shares, each of a nominal value of 1 Euro.

Resolves that the issue of the warrants implies for the holder of these warrants, the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued by the exercise of the said warrants.

Resolves that this authorization is given for a period of one year from this meeting.

Resolve that the share warrants will become vested and exercisable at the rate of 25% per year at the end of the first, second, third and fourth year respectively after the date of their issuance. These share warrants may be exercised no later than 5 years following the date of their issuance after which they will lose all validity.

Resolves that the issue price for each share warrants shall not be less than 0.01 euro.

Resolves that each warrant will give the holder the right to subscribe to one (1) share at a price equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the warrants and (ii) the closing price for the shares on the Nasdaq during the market session immediately preceding the date when the Board of Directors grants the warrants, it being specified that, under any circumstances, the subscription price for the shares shall be at least equal to the nominal value of the share of the Company.

Resolves that the board of directors may, as the case may be, authorize the beneficiary to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the payment date (or any other published rate if such rate is not available). The general meeting grants all powers to the Board of Directors with a view to implementing this resolution notably, in order to:

  •
  determine the characteristics and the issue price of the warrants;

  •
  set the terms of exercise of these warrants, in particular the subscription price within the limits set out above and the maturity date of the shares to be issued, the delay period during which the warrants may be exercised;

  •
  take all measures in order to protect the rights of warrant holder in the event of the occurrence of the transactions set out in Articles 171 et seq. of the Decree of March 23, 1967;

  •
  note the increase or the increases in capital following the exercise of the warrants;

  •
  amend the by-laws accordingly; and

  •
  more generally, take all measures and carry out all formalities in relation to the issue of the share warrants.

NINETEENTH RESOLUTION

Authorization to issue up to 55,000 share warrants without preferential subscription right for Clifford Gundle

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report,

Hereby authorizes the Board of Directors, in accordance with the provisions of Article L.228-95 of the French Code de commerce, to issue up to 55,000 warrants, on one or several occasions, at its sole discretion, each warrant giving the holder the right to subscribe to 1 new share of the Company of a nominal value of 1 Euro, i.e., a capital increase of 55,000 nominal value, in addition to which will be added the nominal amount of shares to be issued, in order to protect the rights of warrant holder in the case where this protection is imposed.

Resolves to waive the shareholders preferential subscription rights for the total of warrants to be issued and to reserve the right to subscribe to Clifford Gundle these 55,000 warrants giving the right to subscribe to 55,000 new shares, each of a nominal value of 1 Euro.

Resolves that the issue of the warrants implies for the holder of these warrants, the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued by the exercise of the said warrants.

Resolves that this authorization is given for a period of one year from this meeting.

Resolve that the share warrants will become vested and exercisable at the rate of 25% per year at the end of the first, second, third and fourth year respectively after the date of their issuance. These share warrants may be exercised no later than 5 years following the date of their issuance after which they will lose all validity.

Resolves that the issue price for each share warrants shall not be less than 0.01 euro.

Resolves that each warrant will give the holder the right to subscribe to one (1) share at a price equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the warrants and (ii) the closing price for the shares on the Nasdaq during the market session immediately preceding the date when the Board of Directors grants the warrants, it being specified that, under any circumstances, the subscription price for the shares shall be at least equal to the nominal value of the share of the Company

Resolves that the board of directors may, as the case may be, authorize the beneficiary to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the payment date (or any other published rate if such rate is not available). The general meeting grants all powers to the Board of Directors with a view to implementing this resolution notably, in order to:

  •
  determine the characteristics and the issue price of the warrants;

  •
  set the terms of exercise of these warrants, in particular the subscription price within the limits set out above and the maturity date of the shares to be issued, the delay period during which the warrants may be exercised;

  •
  take all measures in order to protect the rights of warrant holder in the event of the occurrence of the transactions set out in Articles 171 et seq. of the Decree of March 23, 1967;

  •
  note the increase or the increases in capital following the exercise of the warrants;

  •
  amend the by-laws accordingly; and

  •
  more generally, take all measures and carry out all formalities in relation to the issue of the share warrants.

TWENTIETH RESOLUTION

Authorization to issue up to 50,000 share warrants without preferential subscription right for Antoine Spillmann

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report,

Hereby authorizes the Board of Directors, in accordance with the provisions of Article L.228-95 of the French Code de commerce, to issue up to 50,000 warrants, on one or several occasions, at its sole discretion, each warrant giving the holder the right to subscribe to 1 new share of the Company of a nominal value of 1 Euro, i.e., a capital increase of 50,000 nominal value, in addition to which will be added the nominal amount of shares to be issued, in order to protect the rights of warrant holder in the case where this protection is imposed.

Resolves to waive the shareholders preferential subscription rights for the total of warrants to be issued and to reserve the right to subscribe to Antoine Spillmann these 50,000 warrants giving the right to subscribe to 50,000 new shares, each of a nominal value of 1 Euro.

Resolves that the issue of the warrants implies for the holder of these warrants, the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued by the exercise of the said warrants.

Resolves that this authorization is given for a period of one year from this meeting.

Resolve that the share warrants will become vested and exercisable at the rate of 25% per year at the end of the first, second, third and fourth year respectively after the date of their issuance. These share warrants may be exercised no later than 5 years following the date of their issuance after which they will lose all validity.

Resolves that the issue price for each share warrants shall not be less than 0.01 euro.

Resolves that each warrant will give the holder the right to subscribe to one (1) share at a price equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the warrants and (ii) the closing price for the shares on the Nasdaq during the market session immediately preceding the date when the Board of Directors grants the warrants, it being specified that, under any circumstances, the subscription price for the shares shall be at least equal to the nominal value of the share of the Company.

Resolves that the board of directors may, as the case may be, authorize the beneficiary to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the payment date (or any other published rate if such rate is not available). The general meeting grants all powers to the Board of Directors with a view to implementing this resolution notably, in order to:

  •
  determine the characteristics and the issue price of the warrants;

  •
  set the terms of exercise of these warrants, in particular the subscription price within the limits set out above and the maturity date of the shares to be issued, the delay period during which the warrants may be exercised;

  •
  take all measures in order to protect the rights of warrant holder in the event of the occurrence of the transactions set out in Articles 171 et seq. of the Decree of March 23, 1967;

  •
  note the increase or the increases in capital following the exercise of the warrants;

  •
  amend the by-laws accordingly; and

  •
  more generally, take all measures and carry out all formalities in relation to the issue of the share warrants.

TWENTY-FIRST RESOLUTION

Authorization to issue up to 55,000 share warrants without preferential subscription right for Sergio Cellini

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report,

Hereby authorizes the Board of Directors, in accordance with the provisions of Article L.228-95 of the French Code de commerce, to issue up to 55,000 warrants, on one or several occasions, at its sole discretion, each warrant giving the holder the right to subscribe to 1 new share of the Company of a nominal value of 1 Euro, i.e., a capital increase of 55,000 nominal value, in addition to which will be added the nominal amount of shares to be issued, in order to protect the rights of warrant holder in the case where this protection is imposed.

Resolves to waive the shareholders preferential subscription rights for the total of warrants to be issued and to reserve the right to subscribe to Sergio Cellini these 55,000 warrants giving the right to subscribe to 55,000 new shares, each of a nominal value of 1 Euro.

Resolves that the issue of the warrants implies for the holder of these warrants, the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued by the exercise of the said warrants.

Resolves that this authorization is given for a period of one year from this meeting.

Resolve that the share warrants will become vested and exercisable at the rate of 25% per year at the end of the first, second, third and fourth year respectively after the date of their issuance. These share warrants may be exercised no later than 5 years following the date of their issuance after which they will lose all validity.

Resolves that the issue price for each share warrants shall not be less than 0.01 euro.

Resolves that each warrant will give the holder the right to subscribe to one (1) share at a price equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the warrants and (ii) the closing price for the shares on the Nasdaq during the market session immediately preceding the date when the Board of Directors grants the warrants, it being specified that, under any circumstances, the subscription price for the shares shall be at least equal to the nominal value of the share of the Company

Resolves that the board of directors may, as the case may be, authorize the beneficiary to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the payment date (or any other published rate if such rate is not available). The general meeting grants all powers to the Board of Directors with a view to implementing this resolution notably, in order to:

  •
  determine the characteristics and the issue price of the warrants;

  •
  set the terms of exercise of these warrants, in particular the subscription price within the limits set out above and the maturity date of the shares to be issued, the delay period during which the warrants may be exercised;

  •
  take all measures in order to protect the rights of warrant holder in the event of the occurrence of the transactions set out in Articles 171 et seq. of the Decree of March 23, 1967;

  •
  note the increase or the increases in capital following the exercise of the warrants;

  •
  amend the by-laws accordingly; and

  •
  more generally, take all measures and carry out all formalities in relation to the issue of the share warrants.

TWENTY-SECOND RESOLUTION

Authorization to issue up to 65,000 share warrants without preferential subscription right for James Ousley

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report,

Hereby authorizes the Board of Directors, in accordance with the provisions of Article L.228-95 of the French Code de commerce, to issue up to 65,000 warrants, on one or several occasions, at its sole discretion, each warrant giving the holder the right to subscribe to 1 new share of the Company of a nominal value of 1 Euro, i.e., a capital increase of 65,000 nominal value, in addition to which will be added the nominal amount of shares to be issued, in order to protect the rights of warrant holder in the case where this protection is imposed.

Resolves to waive the shareholders preferential subscription rights for the total of warrants to be issued and to reserve the right to subscribe to James Ousley these 65,000 warrants giving the right to subscribe to 65,000 new shares, each of a nominal value of 1 Euro.

Resolves that the issue of the warrants implies for the holder of these warrants, the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued by the exercise of the said warrants.

Resolves that this authorization is given for a period of one year from this meeting.

Resolve that the share warrants will become vested and exercisable at the rate of 25% per year at the end of the first, second, third and fourth year respectively after the date of their issuance. These share warrants may be exercised no later than 5 years following the date of their issuance after which they will lose all validity.

Resolves that the issue price for each share warrants shall not be less than 0.01 euro.

Resolves that each warrant will give the holder the right to subscribe to one (1) share at a price equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the warrants and (ii) the closing price for the shares on the Nasdaq during the market session immediately preceding the date when the Board of Directors grants the warrants, it being specified that, under any circumstances, the subscription price for the shares shall be at least equal to the nominal value of the share of the Company

Resolves that the board of directors may, as the case may be, authorize the beneficiary to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the payment date (or any other published rate if such rate is not available). The general meeting grants all powers to the Board of Directors with a view to implementing this resolution notably, in order to:

  •
  determine the characteristics and the issue price of the warrants;

  •
  set the terms of exercise of these warrants, in particular the subscription price within the limits set out above and the maturity date of the shares to be issued, the delay period during which the warrants may be exercised;

  •
  take all measures in order to protect the rights of warrant holder in the event of the occurrence of the transactions set out in Articles 171 et seq. of the Decree of March 23, 1967;

  •
  note the increase or the increases in capital following the exercise of the warrants;

  •
  amend the by-laws accordingly; and

  •
  more generally, take all measures and carry out all formalities in relation to the issue of the share warrants.

TWENTY-THIRD RESOLUTION

Authorization to issue up to 75,000 share warrants without preferential subscription right for Cello Trust Limited

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report,

Hereby authorizes the Board of Directors, in accordance with the provisions of Article L.228-95 of the French Code de commerce, to issue up to 75,000 warrants, on one or several occasions, at its sole discretion, each warrant giving the holder the right to subscribe to 1 new share of the Company of a nominal value of 1 Euro, i.e., a capital increase of 75,000 nominal value, in addition to which will be added the nominal amount of shares to be issued, in order to protect the rights of warrant holder in the case where this protection is imposed.

Resolves to waive the shareholders preferential subscription rights for the total of warrants to be issued and to reserve the right to subscribe to Cello Trust Limited these 75,000 warrants giving the right to subscribe to 75,000 new shares, each of a nominal value of 1 Euro.

Resolves that the issue of the warrants implies for the holder of these warrants, the express waiver by the shareholders of their preferential subscription rights to the shares that will be issued by the exercise of the said warrants.

Resolves that this authorization is given for a period of one year from this meeting.

Resolve that the share warrants will become vested and exercisable at the rate of 25% per year at the end of the first, second, third and fourth year respectively after the date of their issuance. These share warrants may be exercised no later than 5 years following the date of their issuance after which they will lose all validity.

Resolves that the issue price for each share warrants shall not be less than 0.01 euro.

Resolves that each warrant will give the holder the right to subscribe to one (1) share at a price equal to the greater of the following: (i) the average of the prices quoted for the shares on the Nasdaq during the twenty market sessions preceding the date when the Board of Directors grants the warrants and (ii) the closing price for the shares on the Nasdaq during the market session immediately preceding the date when the Board of Directors grants the warrants, it being specified that, under any circumstances, the subscription price for the shares shall be at least equal to the nominal value of the share of the Company

Resolves that the board of directors may, as the case may be, authorize the beneficiary to pay the exercise price in the currency in force in the country where he is a resident on the basis of the noon buying rate of the Federal Reserve Bank in New York applicable on the payment date (or any other published rate if such rate is not available). The general meeting grants all powers to the Board of Directors with a view to implementing this resolution notably, in order to:

  •
  determine the characteristics and the issue price of the warrants;

  •
  set the terms of exercise of these warrants, in particular the subscription price within the limits set out above and the maturity date of the shares to be issued, the delay period during which the warrants may be exercised;

  •
  take all measures in order to protect the rights of warrant holder in the event of the occurrence of the transactions set out in Articles 171 et seq. of the Decree of March 23, 1967;

  •
  note the increase or the increases in capital following the exercise of the warrants;

  •
  amend the by-laws accordingly; and

  •
  more generally, take all measures and carry out all formalities in relation to the issue of the share warrants.

TWENTY-FOURTH RESOLUTION

Pursuant to French legal requirements, authorization granted to the Board of Directors to increase the share capital for the purpose of reserving the subscription to shares for members of a Company Savings Plan or a Voluntary Employment Savings Plan

The general meeting of shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings,

Having heard the report of the Board of Directors and the Statutory Auditors' special report, in accordance with the provisions of Articles L. 443-1 et seq. of the French Code de travail Labor Code and Article L. 225-138 and Articles L. 225-129 VII of the French Code de commerce,

In view of the capital increases authorized for the sixteenth to twenty-third resolutions above:

•
grant to the Board of Directors, until the annual general meeting convened to approve the accounts for the fiscal year ending December 31, 2002, and at the latest until the delay stipulated in Article L. 225-138 IV 3°, the full powers required to increase the share capital up to a maximum nominal amount equivalent to 10,000 new shares of the Company of Euro 1 nominal value, on one or several occasions, at its sole discretion, by way of issuance of shares or other securities giving access to the capital of the Company reserved for members of a Company Savings Plan or a Voluntary Employment Savings Plan of the Company or of French or foreign companies of the Group, in accordance with the applicable law in the proportions and at the times subject to the limits indicated above;

•
waives the preferential subscription right of the shareholders in favor of members of a Company Savings Plan or a Voluntary Employment Savings Plan to the new shares that will be issued;

•
resolves that the Board of Directors may provide for the allocation of free shares or other securities giving access to the capital of the Company, it being understood that the total advantage resulting from such allocation and, where applicable, the reduction in the subscription price, may not exceed the legal and statutory limits;

•
resolves that the characteristics of the other securities giving access to the capital of the Company shall be fixed by the Board of Directors under the conditions determined by the applicable regulation;

•
resolves that the issue price of the new shares and other securities giving access to the capital of the Company shall be determined by the Board of Directors in accordance with legal and statutory provisions;

The general meeting grants to the Board of Directors full powers required to implement this delegation, with the right to sub-delegate to its Chairman, and namely:

•
to determine the dates of the paying up the shares and, where applicable, other securities giving access to the capital of the Company;

•
to set the terms and conditions of the share issuances to be carried out pursuant to this authorization,

•
to determine the opening and closing dates of the subscriptions, the maturity dates, the terms and conditions of payment of the shares and other securities giving access to the capital of the Company, where applicable, to apply for the admission for listing of issued securities wherever the Board decides.

The Board of Directors is similarly vested with full powers to carry out the capital increases of the amount of shares which will be subscribed, with the right to sub-delegate to its Chairman, to modify accordingly the by-laws, to effect directly or by proxy, all transactions and formalities related to the capital increases, at its sole discretion, and to, if deemed necessary, charge, the costs of the capital increases to the premiums related to such increases and to deduct from those premiums the amounts necessary to bring the legal reserve up to one-tenth of the new capital after each increase and perform all necessary formalities at the appropriate government services and generally do all that is necessary.

TWENTY-FIFTH RESOLUTION

The general meeting, hereby give full authority to the holder of an original, a copy or an extract of the minutes for the purposes of proceeding with all required filings and publications.

OTHER DOCUMENTS:

• SUMMARY OF THE COMPANY'S SITUATION DURING THE LAST FISCAL YEAR (WITH A TABLE OF THE UNCONSOLIDATED FINANCIAL RESULTS OF THE COMPANY FOR THE LAST FIVE FISCAL YEARS)

• UNCONSOLIDATED STATUTORY FINANCIAL STATEMENTS
FINANCIAL YEAR 2001
BALANCE SHEET, STATEMENT OF OPERATIONS, NOTES

• REQUEST FOR ADDITIONAL DOCUMENTS

• REQUEST FOR AN ADMISSION CARD

• ACCESS PLAN TO HOTEL ROYAL PARC

ACTIVCARD S.A.
Société anonyme with a share capital of 40,159,514 euros
Registered office: 24/28 avenue du Général de Gaulle
92156 Suresnes

341 213 411 R.C.S. Nanterre

SUMMARY OF UNCONSOLIDATED FINANCIAL STATEMENTS
as at DECEMBER 31,2001
(in Euros)

Total Assets	€ 405,388,579
Total Revenues	€ 5,075,895
Net Income	€ (14 558 197)
Summary of Activity	See Report of the Board of Directors (First proposal)

ACTIVCARD S.A

BALANCE SHEET—STATUTORY FINANCIAL STATEMENTS

(in euros and French GAAP)

	Gross Value	Accumulated depreciation	Net 12/31/01	Net 12/31/00
ASSETS
Intangible assets
Preliminary expenses	28 067 629	17 863 177	10 204 452	18 782 989
Research & Development costs	1 300 042	1 230 952	69 090	252 598
Licenses	347 486	129 863	217 623	102 058

	29 715 157	19 223 992	10 491 165	19 137 645
Tangible assets
Tangible fixed assets	552 775	144 820	407 955	64 175

	552 775	144 820	407 955	64 175
Long-term investments
Investments in affiliates	369 135 583	971 862	368 163 721	49 588 806
Inter-company receivable	10 802 932	—	10 802 932	21 514 562
Deposits	169 406	—	169 406	83 264

	380 107 921	971 862	379 136 059	71 186 632

Total fixed assets	410 375 853	20 340 674	390 035 179	90 388 452

Current assets
Trade accounts receivable	2 109 145	—	2 109 145	1 854 982
Other receivables	1 863 035	—	1 863 035	1 020 318
	3 972 180	—	3 972 180	2 875 300
Cash & cash equivalent
Bank	10 174 848	—	10 174 848	298 524 376
Securities	723 586	—	723 586	22 786 297
Prepaid expenses	359 405	—	359 405	545 398

	11 257 839	—	11 257 839	321 856 071

Total current assets	15 230 019	—	15 230 019	324 731 371

Deferred charges	123 087	—	123 087	647 496
Unrealized exchange losses	294	—	294	616 545

TOTAL ASSETS	425 729 253	20 340 674	405 388 579	416 383 864

LIABILITIES
Equity
Share capital issued			40 404 366	38 016 903
Additional paid-in capital			371 134 131	368 804 006
Retained earnings			298 558	—
Accumulated deficit			5 672 620	(13 896 835)
Current year net income (loss)			(14 558 197)	19 868 014

Shareholders' equity			402 951 478	412 792 088

Reserve for general contingencies			98 880	1 085 731

Current liabilities
Accounts payable			700 115	1 128 002
Employee related and tax payable			705 574	964 563
Accounts payable on fixed assets			27 578	84 034
Other current liabilities			318 514	96 972

Current liabilities			1 751 781	2 273 571

Unrealized exchange gains			586 440	232 474
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY			405 388 579	416 383 864

ACTIVCARD S.A

STATEMENT OF OPERATIONS—STATUTORY FINANCIAL STATEMENTS

(in euros and French GAAP)

	France	International	12/31/01	12/31/00
Revenue	2 656 202	2 419 693	5 075 895	3 443 849
Other revenue			4	84

Total revenue			5 075 899	3 443 933

Operating expenses
Outside purchases			6 143 703	3 957 774
Taxes			47 808	83 580
Salaries			121 472	404 562
Fringe benefits			963 021	140 039
Depreciation charges			8 975 342	7 069 395
Other expenses			83 888	76 442
Total operating expenses			16 335 234	11 731 792

Income from operations			(11 259 335)	(8 287 859)

Interest income
Other income			2 772 224	17 447 368
Financial depreciation reversals			809 043	722 953
Exchange rate gains			6 245 405	15 345 024

			9 826 672	33 515 345
Interest charges
Financial depreciation and amortization			228	809 043
Interest expense			6 313 695	3 063 771
Exchange rate losses			3 065 003	1 333 116

			9 378 926	5 205 930
Income (Losses) From Financial Activities			447 746	28 309 415

Income (Losses) Before Tax and Exceptional Items			(10 811 589)	20 021 556

Exceptional income
Exceptional income—operating activities			—	40 850
Exceptional income—other activities			5 098	—
Depreciation reversals			370 533	386 304

			375 631	427 154
Exceptional charges
Exceptional charges—operating activities			4 100 973	215 422
Depreciation charges			—	365 274

			4 100 973	580 696

Net exceptional result			(3 725 342)	(153 542)

Income tax			21 266	—
Total income			15 278 202	37 386 432
Total charges			29 836 399	17 518 418

NET LOSS			(14 558 197)	19 868 014

ACTIVCARD S.A

NOTES TO THE UNCONSOLIDATED STATUTORY FINANCIAL STATEMENTS (in French7)

NOTES ANNEXES AUX ÉTATS FINANCIERS
(montants exprimés en euros, sauf mention express)

1.
Summary of significant accounting policies

        (French Code du commerce—article 9 and 11—French Decree no83-1020 dated November 29, 1983—article 7, 21, 24, début, 24-1o, 24-2o et 24-3o)

        The French GAAP have been drawn up with respect to the principle of conservatism and with regards to the following rules of:

  •
  going concern concept,

  •
  consistency of the accounting methods from one fiscal year to another,

  •
  time period concept,

        The accompanying consolidated financial statements were prepared in accordance with accounting principles, generally used in France.

        The assets have been valued at historical cost.

        The accounting methods are the following:

a.
Intangible assets

        Intangible assets comprise:

  •
  Capital increase costs and notably initial public offering costs that are amortized on a three-year basis.

  •
  Research and development costs comprising essentially Patent filing costs. Amortization is of five years.

  •
  Acquisition of Patents from the companies RSA Security Dynamics and Vasco, with respect to the heads of agreement settling the litigation with those companies. Amortization is of five years.

  •
  Software that are amortized on a three-year basis.

b.
Tangible assets

        Tangible assets are valued at acquisition cost (purchase price and incidental expenses, excluding acquisition costs of tangibles) or at production cost.

        Amortization for depreciation are calculated following the straight-line method of depreciation according to the probable duration of utilization of the asset, and such as it follows:

	Mode	Duration
Installation and fixtures	straight-line	8 years
Hardware	straight-line	3 years
Office equipment	straight-line	5 years
Office furniture	straight-line	8 years
c.
Investments

        The shares appear in the balance sheet at acquisition costs or at their current value if such is lower.

        Appreciation of the current value of the Equity interests is based on the following elements:

  •
  the share held in the equities,

  •
  the hidden assets,

  •
  particular situations with regards to the position of the company on the market, its development perspectives, and its capacity to become profitable.

        The value of the shares held in ActivCard Europe S.A., ActivCard Inc., ActivCard Asia Pte Ltd, ActivCard K.K., ActivCard Gmbh and Safe Data Systems S.A. is significantly higher than the book value of the equities, as revealed in the chart listing the subsidiaries and interests (see note 14 in this document).

        As at December 31, 2001, the indicative market value of the Company and its subsidiaries, according to the quoted market price per share on the Nasdaq Europe and the Nasdaq, was approximately 564 million euros. This value is primarily based on market criteria's, technology management as well as the market penetration performed by the Company.

        Usual valuation criteria have not been used as they are considered to be less appropriate for technology companies.

        This indicative market value is global and cannot be allocated individually, subsidiary by subsidiary.

        This also does not apply to the subsidiary ADV Technologies, which does not carry on any business activities. A provision for depreciation of these equity interests was constituted in 1999, to align the total value of its interests with the corresponding share held in the equity capital.

d.
Receivables

        Receivables and debts are valued at their nominal value. An allowance for bad debt is constituted when the stock-taking value is lower than the book value.

e.
Foreign Currency transactions

        Expenses and revenues in foreign currency are translated into euros at exchange rates in effect at the date of transaction.

        Debts, receivables, cash and equivalents denominated in foreign currency are remeasured in the balance sheet for their trade-in value at exchange rates in effect at the balance sheet date.

        The difference resulting from the remeasurment of debts and receivables denominated in foreign currency at the closing rate appears in the balance sheet as "Unrealized exchange gain" or "Unrealized exchange loss" (Ecart de conversion). An allowance is constituted for unrealized losses not compensated by unrealized gains.

f.
Tax consolidation agreement

        A tax consolidation agreement has been signed with ActivCard Europe and ADV Technologies since January 1, 1994. ActivCard S.A. is the consolidating company of this group, and is solely liable for tax.

        Tax expensed in the Company's financial statements would be the same if the company had not been fiscally consolidated. In the event of a fiscal deficit, no receivables are acknowledged.

g.
Consolidation of the ActivCard Group

        The Company is not obliged to establish consolidated financial statements under French GAAP. However, the Company establishes consolidated financial statements in US GAAP and in English with respect to the rules of the Nasdaq Europe and the Nasdaq. The Company is the consolidating company.

2.
Contingencies

        The litigation opposing the Company to two former minority shareholders of ActivCard Europe S.A., in the context of the redemption of their shares in the capital in 1990, was settled and partially paid in the course of the financial year. The Company remains liable to one of those shareholders in the form of a supplemental price for which its payment is subject to the future level of consolidated results of the Company until December 31, 2003. A provision for risk and charge has been recorded in the financial statements for 25,000 euros.

3.
Major events during the fiscal year

        ActivCard S.A. subscribed in total to a capital increase of its subsidiary ActivCard Inc. for an amount of 312.7 million euros.

        ActivCard S.A. acquired privately held Safe Data Systems SA(in Montpellier, France) for a total amount of 5.6 million euros. The company paid 2.1 million euros in cash and issued 250,000 shares valued for an amount of 3.5 million euros for the acquisition of Safe Data Systems. ActivCard S.A. created two subsidiaries during the 2001 fiscal year:

  •
  ActivCard Gmbh in the context of the distribution of the Company's products in the German market

  •
  ActivCard Ireland Ltd (Ireland) for the purpose of purchasing interests in companies that the Group wished to acquire. In 2001, ActivCard Ireland Ltd purchased 100% of the shares and patents of the American Biometric Company (in Canada) and created ActivCard South Africa, pursuant to the purchase of certain assets from two companies based in South Africa.

        ActivCard S.A. has recorded an extraordinary charge during the 2001 fiscal year of 3.6 million euros, related to termination costs related to the Company's initial efforts to acquire Authentic8 International on April 10, 2001.

        ActivCard S.A. approved to eliminate the deficit in ActivCard Europe S.A. and ActivCard Gmbh by writing-off respectively 6.0 and 0.2 million euros. The resulting loss is in reduction of the financial income.

4.
Fixed assets

        Intangible and tangible assets comprise:

	Gross value as at January 1st 2001	Increase by revaluation	Acquisitions contributions, creations, transfers
Intangible assets
Preliminary expenses, Research & Development costs	29,372,561	—	10,567
Licenses	136,278	—	211,208

	29,508,839	—	221,775
Tangible assets
General installation, fixtures	40,482	—	311,941
Transportation equipment	3,674	—	—
Office equipment, furniture, hardware	59,645	—	140,707

	103,801	—	452,648
Investments
Investments in affiliates	50,560,668	—	318,574,915
Loans and other	21,597,826	—	86,142

	72,158,494	—	318,661,057

Total General	101,771,134	—	319,335,480

	Diminutions by transfer	Diminutions by cessions or out of service	Gross value as at December 31, 2001	Legal revaluation
Intangible assets
Preliminary expenses, R&D costs	15,457	—	29,367,671	—
Licenses	—	—	347,486	—

	15,457	—	29,715,157	—
Tangible assets
General installation, fixtures	—	—	352,423	—
Transportation equipment	—	3,674	—	—
Office equipment, furniture, hardware	—	—	200,352	—

	—	3,674	552,775	—
Investments
Investments in affiliates	—	—	369,135,583	—
Loans and other	—	10,711,630	10,972,338	—

	—	10,711,630	380,107,921	—

Total General	15,457	10,715,304	410,375,853	—

5.
Amortizations

        The following chart summarizes the situation and movements of amortizations related to tangible and intangible assets.

Amortizable assets	Amount as at January 1, 2001	Increases Allocations	Diminutions Recoveries	Amount as at December 31, 2001
Intangible assets
Preliminary expenses, R&D costs	10,336,974	8,757,155	—	19,094,129
Licenses	34,220	95,643	—	129,863

	10,371,194	8,852,798	—	19,223,992
Tangible assets
General installation, fixtures	7,884	72,580	—	80,464
Transportation equipment	3,674	—	3,674	—
Office equipment, furniture, hardware	28,068	36,288	—	64,356

	39,626	108,868	3,674	144,820

Total General	10,410,820	8,961,666	3,674	19,368,812

        The following chart summarizes the allocation of depreciation expenses during the fiscal year related to tangible and intangible assets:

Amortizable assets	Straight-line amortization	Diminishing balance amortization	Extraordinary amortization
Intangible assets
Preliminary expenses, R&D costs	8,757,155	—	—
Licenses	95,643	—	—

	8,852,798	—	—
Tangible assets
General installation, fixtures	72,580	—	—
Transportation equipment	—	—	—
Office equipment, furniture, hardware	36,288	—	—

	108,868	—	—

Total General	8,961,666	—	—

        No allocation and/or recovery impacting the provision for derivative amortization (amortissement dérogatoire) was recorded in 2001.

        The following chart summarizes movements during the fiscal year impacting deferred charges:

	Amount as at January 1, 2001	Increases	Amortization expenses	Net amount as at December 31, 2001
Deferred charges	—	136,763	13,676	123,087

6.
Allowances

	Amount as at January 1, 2001	Increases allocations	Diminutions Recoveries	Net amount as at December 31, 2001
Legal allowances	—	—	—	—

Allowance for litigation	375,565		349,267	26,298
Unrealized loss allowance	616,546	228	616,546	228
Other allowances	93,620		21,266	72,354

Allowances for contingent liability	1,085,731	228	987,079	98,880

Investment in affiliates allowance	971,862			971,862

Allowance for depreciation	971,862			971,862

Total General	2,057,593	228	987,079	1,070,742

7.
Receivables and liabilities

        Receivables are described in the chart below:

Statement of receivables	Gross amount	Up to 1 year limit	Over 1 year
Fixed assets
Intercompany loans	10,802,932	—	10,802,932
Deposits	169,406	—	169,406

	10,972,338	—	10,972,338
Current assets
Trade accounts receivable	2,109,145	2,109,145	—
State—Corporate income Tax	323,652	2,519	321,133
State—Value added tax	28,396	28,396	—
Group and associates	1,250,928	45	1,250,883
Other debtors	260,059	260,059	—

	3,972,180	2,400,164	1,572,016
Prepaid expenses	359,405	359,405	—

Total General	15,303,923	2,759,569	12,544,354

        Liabilities are described in the chart below:

Statement of liabilities	Gross amount	at 1 year limit	Over 1 year and 5 years limit	Over 5 years
Trade accounts payable	700,115	700,115	—	—
Employee payable	263,556	263,556	—	—
Fringe benefits liabilities	95,820	95,820	—	—
Value added tax	346,198	346,198	—	—
Accounts payable on fixed assets	27,578	27,578	—	—
Group and associates	95,872	—	95,872	—
Other liabilities	222,642	222,642	—	—

Total General	1,751,781	1,655,909	95,872	—

        As at December 31, 2001, there were no liabilities and/nor receivables represented by commercial papers.

8.
Accruals

        Accruals are detailed as it follows:

Amount
Trade account payable	613,940
Employee related and tax payable	297,364
Other liabilities	222,642

Total General	1,133,946

9.
Deferred charges

        The amount of deferred charges is detailed as it follows:

Amount
Deferred charges	123,087

Total General	123,087

10.
Prepaid items

        The amount of prepaid items is detailed as it follows:

Amount
Operating items	359,405
Financial items	—
Unusual items	—

Total General	359,405

11.
Shareholders' Equity

        The number of common shares issued was as follows:

	Number	Nominal value
As of January 1, 2001	39,899,926	FRF 6.25
Common shares issued during the exercise	504,440
As of December 31, 2001	40,404,366	EUR 1.00

        In June 2001, the Company converted its capital from French Francs to Euros.

        In June 2001, the Company issued 250,000 common shares authorized by the June 27, 2001 shareholders meeting with the nominal value at 1.00 euro in connection with the acquisition of the company Safe Data System S.A.

Preemptive Subscription Rights

        Shareholders have preemptive rights to subscribe for additional shares issued by the Company for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend Rights

        The Company may distribute dividends out of its "distributable profits" plus any amounts held in its reserve, which the shareholders decide to make available for distribution, other than those reserves, which are specifically required by law and its by-laws. "Distributable profits" consist of its statutory net profits in each fiscal year, as increased or reduced by any profit or loss carry forward from prior years, less any contributions to the reserve accounts pursuant to law or its by-laws.

        At December 31, 2001, the Company had no distributable retained earnings.

        Dividend distributions, if any, will be authorized in Euros and may be paid in any currency.

Shareholder Rights Plan

        In 1996 and 1998, the shareholders of the Company authorized the issuance of various complementary share and bond rights to existing shareholders in accordance with the statutory anti-dilution laws of France. In August 1996, October 1996, March 1998, December 1998, the Company issued rights totaling 85,291, 84,670, 815,321 1,259,005, respectively.

	Aug ‘96 Issue	Oct ‘96 Issue	Mar ‘98 Issue	Dec ‘98 Issue	Total
Balance January 1, 2000	—	355	5,175	49,113	54,643
Exercised	—	—	—	—	—
Cancelled	—	(355)	(2,625)	(4,693)	(7,673)

Balance December 31, 2001	—	—	2,550	44,420	46,970

Exercise price per share	$5.00	$5.00	$2.00	$1.25

Warrants

        The following is a summary of the Company's outstanding share warrant plans with the corresponding number of underlying common shares eligible to be realized through exercise:

2001
Director share warrant	497,500
1999 convertible bond warrant	712,700

Total share warrants outstanding	1 210,200

  Director Share Warrant Plans

        During the years 1996 to 2001, inclusive, the shareholders of the Company authorized the creation of share warrant plans for the purpose of granting warrants to certain executive shareholders and to members of the Company's board of directors. Grants were made in 1996, 1997, 1998, 1999 and 2000 totaling 105,000, 91,000, 120,000, 90,000 and 55,000 respectively.

        The activity and terms of the plans are summarized as follows:

	1996 Plan	1997 Plan		1998 Plan	1999 Plan	2000 Plan		2001 Plan		Total
Balance January 1, 2001	8,750	8,500		100,000	80,000	55,000		—		252,250
Granted	—	—		—	—	—		254,000		254,000
Cancelled	(8,750)	—		—	—	—		—		(8,750)

Balance December 31, 2001	—	8,500		100,000	80,000	55,000		254,000		497,500

Exercise price per share	7.85	€8.89	€	$5.75	$4.14	$35.01	(*)	$9.98	(*)
(*)
Weighted average exercise price per share.

        The Director Share Warrant plans generally vest over four years with the exception of the 1995 Plans, which vests over three years. The term of the option before expiry is generally five years.

  1999 Convertible Bond Warrants

        In October 1999, the Company issued convertible securities of non-interest bearing bonds and 1,200,000 warrants to purchase an aggregate of 1,200,000 shares at an exercise price of $5.00 per share. Warrants can be exercised between April 15, 2000 and April 15, 2002. During 2001, 92,000 warrants related to this debt offering were exercised. At December 31, 2001, 712,700 warrants related to this debt offering were outstanding.

Stock Options

        In June 1997, June 1998, May 1999, May 2000, June 2001 and December 2001, the shareholders of the Company authorized the creation of different stock option plans granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of respectively, 1,200,000, 1,200,000, 1,100,000, 2,000,000, 1,600,000 and 1,500,000 ordinary shares. These plans generally provide for a four-year vesting period and may be exercised no later than seven years after date of grant. The option plans prohibit residents of France employed by the Company from selling their stock options prior to the fifth anniversary from the date of grant.

        A summary of the Company's employee stock option plan activity and related information for the years ended December 31, follows:

	2001
	Options	Weighted average exercise price
Outstanding—beginning of year	4,452,758	$11.58
Granted	3,011,800	$9.27
Exercised	(162,440)	$3.94
Forfeited	(696,179)	$16.10

Outstanding—end of year	6,605,939	$10.25

Exercisable at end of year	2,265,152	$7.39

Weighted average fair value at the day of grant	$10.26

        As of December 31, 2001, 1,371,640 options were available for new grant.

        As of December 31, 2001, the exercise of outstanding warrants and stock options represents a potential of dilution effect of 18.6% of the Company's share capital.

12.
Unrealized exchange gains and/or losses on assets and liabilities denominated in a foreign currency

        The unrealized exchange gains and/or losses could be detailed as follows:

Assets and liabilities	Unrealized exchange loss	Hedging compensation	Unrealized exchange loss allowance	Unrealized exchange gain
Intercompany loans	228	—	228	586,382
Account payables	66	—	—	58
	—	—	—	—

Total General	294	—	228	586,440

        As of December 31, 2001, the allowance related to the unrealized exchange loss amounted to 228 euros

13.
Headcount

        During 2001, the Company had 9 full-time salaries, including five managers and four employees.

14.
List of subsidiaries and investment in affiliates

		Shareholders' (deficit) equity excluding the capital	Share held in the capital
				Value of investment in affiliates			Revenue for the exercise 2001
						Intercompanay loan (payable)		Net profit (loss)
	Capital			Gross value	Net value				Comments
ActivCard Europe SA	2,167,536	(89,334)	100%	22,801,144	22,801,144	4,092,390	17,883,376	375,381
ADV Technologies	286,762	(111,593)	100%	1,147,349	175,487	(95,872)	3,904	(984)	The data related to
Safe Data	38,112	(192,968)	100%	5,577,231	5,577,231	612,110	695,565	(207,102)	these subsidiaries
ActivCard Gmbh	25,000	(31,714)	100%	25,000	25,000	53	38,564	(31,714)	have been
ActivCard Ireland	113,469	—	100%	113,753	113,753	—	N/A	N/A	converted into
ActivCard Inc	30,863,486	284,628,780	100%	338,791,366	338,791,366	4,221,302	17,521,046	(6,556,827)	euros according
ActivCard Asia	613,271	(3,943,307)	100%	576,193	576,193	1,826,388	1,595,234	(659,049)	the closing
ActivCard K.K.	86,713	(594,738)	100%	103,548	103,548	50,689	183,738	(486,073)	exchange rate.

        The Company is not obliged to establish consolidated accounts under French Gaap. However, the Company establishes consolidated accounts in US Gaap and in English with respect to the rules of the Nasdaq Europe and the Nasdaq. The Company is the company consolidating.

15.
Income tax

        The income tax could be detailed as follows:

		Income tax		Net loss
	Loss before income tax
		Theoretical	Payable	Theoretical	As presented
Loss before exceptional items (including IFA)	(10,832,855)	(5,093,167)	—	(5,739,688)	(10,832,855)
Loss from exceptional activities	(3,725,342)	603,497	—	(4,328,839)	(3,725,342)
Loss before income tax	(14,558,197)	(4,489,670)	—	(10,068,527)	(14,558,197)

        The tax rate is corresponding to the standard tax rate of 33.33% plus the additional tax of 6.00%.

16.
Balance sheet items related to other entities of the group

Amount
Investments in affiliates	369,135,583
Intercompany loans	10,802,932
Account receivables	2,109,145

ACTIVCARD SA
with a share capital of 40,159,514 euros
Registered office: 24/28 avenue du Général de Gaulle
92156 Suresnes
341 213 411 R.C.S. Nanterre

FIVE YEAR SUMMARY FINANCIAL INFORMATION (Statutory Financial Statements in €)

(In Euros, except for Shares data and number of Employees). (The Capital of the Company was converted into Euros as at June 27, 2002;)			1997 (en €)	1998 (en €)	1999 (en €)	2000 (en €)	2001 (en €)
I.	CAPITAL AT YEAR END		14 796 364	19 887 392	30 575 581	38 016 903	40 404 366
	•	Capital stock	15 529 246	20 872 438	32 090 026	39 899 926	40 404 366
	•	Number of ordinary shares	—	—	—	—	—
	•	Number of preferred shares
	•	Maximum number of shares to be created in the future	1 744 919	1 744 919	1 060 550	—	—
		By Convertible debt	2 016 951	4 386 235	5 891 541	6 153 575	2 265 152
By subscription rights
II.	OPERATIONS AND INCOME FOR THE YEAR		1 739 962	2 171 159	2 278 687	3 433 849	5 075 895
	•	Total Revenues	(690 850)	(3 490 556)	(1 596 619)	26 809 973	(6 740 937)
	•	Income before taxes, profit sharing and allowances for amortization and provisions	8 232	(33 544)	9 833	—	21 266
	•	Income tax (benefit)	—	—	—	—	—
	•	Required profit sharing	(1 955 516)	(4 172 310)	(4 728 342)	19 868 014	(14 558 197)
	•	Income after taxes, profit sharing and allowances for amortization and provisions	0
	•	Dividends
III.	INCOME PER SHARE		(0,04)	(0,17)	(0,05)	0,67	(0,27)
	•	Income after taxes, profit sharing but before allowances for amortization and provisions	(0,13)	(0,20)	(0,15)	0,50	(0,36)
	•	Income after taxes, profit sharing and allowances for amortization and provisions	—	—	—	—	—
	•	Dividends per share
IV.	PERSONNEL		5	5	5	5	9
	•	Average number of employees	848 837	373 252	634 472	404 562	908 366
	•	Total payroll and social charges	225 381	111 162	93 383	140 040	176 127
	•	Total social benefits

Figures for 1997, 1998, 2000, were converted to Euros at the rate of 1 Euros = 6,57 955 French Franc

ACTIVCARD S.A.
with a share capital of Euros 40,159,514
Registered office: 24, avenue du Général de Gaulle
92150 Suresnes—France
341 213 411 Nanterre RCS

REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION
Referred to in article 135, as amended, of the Decree
No 67-236 of March 23rd, 1967 of the French corporation law

I, the undersigned:
(Surname and First name)

Representing the Company named:

Complete address:

No                    Street

Postal Code                        City                                 Country

Acting in my capacity as shareholder of

ACTIVCARD

        acknowledge having already received the documents, concerning the Ordinary and Extraordinary Shareholders' Meeting that has been convened, referred to in article 133, as amended of the Decree No 67-236 of March 23rd, 1967, namely:

        the agenda, the draft resolutions, the management report of the Board of Directors, and additional documents pursuant to the legal and regulatory requirements,

        Ask said Company to send me, at no charge, prior to the Ordinary and Extraordinary Shareholders' Meeting of June 27, 2002(8) the documents and information referred to in article 135 of the same Decree.

        Done at                            on                             2002

                                            Signature

(8)
in accordance with the provisions of Articles 132, 4) and § 3 of the Decree of March 23rd, 1967, any registered shareholder may, by a single request, obtain that the Company mail him/her the documents and information referred to in Articles 133 and 135 of the same Decree on the occasion of each of the Meetings to be held after the above mentioned Meetings (Articles 133 and 135 refers, in particular, depending on the nature of the meeting, to the information concerning the members of the Board of Directors, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statements, the notes, the Auditors' special report and the Auditors' report that must be presented to the Extraordinary shareholders' Meeting in cases provided by law).

  If the shareholders wishes to benefit from this service, he/she must mention it on the present request.

ACTIVCARD S.A.
with a share capital of Euros 40,159,514
Registered office: 24/28, avenue du Général de Gaulle
92150 Suresnes—France
341 213 411 Nanterre RCS

REQUEST FOR AN ADMISSION CARD
ORDINARY AND EXTRAORDINARY GENERAL MEETING
OF JUNE 27, 2002

I, the undersigned:
(Surname and First name)

Representing the Company named:

Complete address:

No                    Street

Postal Code                        City                                 Country

Owner of:                              registered shares managed by BNP PARIBAS

ask BNP PARIBAS- GIS EMETTEURS- Service des Assemblées—LES COLLINES DE L'ARCHE—75450 PARIS CEDEX 09 to send me, at the above address, an admission card to the Ordinary and Extraordinary General Meeting to be held on June 27, 2002.

        Done at                            on                             2001

                                            Signature

MAP

[Map to Hotel Royal Parc de Seine]

6 rue Chevreul—92150 SURESNES—FRANCE

QuickLinks

Forward-looking Statements
REPORT OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF JUNE 27, 2002
Decisions falling within the powers of the ordinary general meeting
ORDINARY and EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON JUNE 27, 2002
DRAFT AGENDA AND RESOLUTIONS AGENDA
RESOLUTIONS
THE ORDINARY GENERAL MEETING
EXTRAORDINARY GENERAL MEETING
OTHER DOCUMENTS
• SUMMARY OF THE COMPANY'S SITUATION DURING THE LAST FISCAL YEAR (WITH A TABLE OF THE UNCONSOLIDATED FINANCIAL RESULTS OF THE COMPANY FOR THE LAST FIVE FISCAL YEARS)
• UNCONSOLIDATED STATUTORY FINANCIAL STATEMENTS FINANCIAL YEAR 2001 BALANCE SHEET, STATEMENT OF OPERATIONS, NOTES
• REQUEST FOR ADDITIONAL DOCUMENTS
• REQUEST FOR AN ADMISSION CARD
• ACCESS PLAN TO HOTEL ROYAL PARC
ACTIVCARD S.A. Société anonyme with a share capital of 40,159,514 euros Registered office: 24/28 avenue du Général de Gaulle 92156 Suresnes
341 213 411 R.C.S. Nanterre
SUMMARY OF UNCONSOLIDATED FINANCIAL STATEMENTS as at DECEMBER 31,2001 (in Euros)
ACTIVCARD S.A BALANCE SHEET—STATUTORY FINANCIAL STATEMENTS (in euros and French GAAP)
ACTIVCARD S.A STATEMENT OF OPERATIONS—STATUTORY FINANCIAL STATEMENTS (in euros and French GAAP)
ACTIVCARD S.A NOTES TO THE UNCONSOLIDATED STATUTORY FINANCIAL STATEMENTS (in French 7 ) NOTES ANNEXES AUX ÉTATS FINANCIERS (montants exprimés en euros, sauf mention express)